Exhibit 99.3

APPENDIX "B"
ISSUANCE RESOLUTION
"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT pursuant to the terms of an amended and restated arrangement agreement between Baytex Energy Corp. ("Baytex") and Raging River Exploration Inc. ("Raging River") dated as of June 17, 2018 (the "Arrangement Agreement") under which Baytex will, directly or indirectly, acquire all of the outstanding common shares of Raging River (the "Raging River Shares") by way of a plan of arrangement ("Arrangement") under Section 193 of the Business Corporations Act (Alberta), all as described in the joint management information circular and proxy statement of Baytex and Raging River dated July 12, 2018 and as set forth in the plan of arrangement attached as Schedule "A" to the Arrangement Agreement filed on Baytex's SEDAR profile at www.sedar.com, subject to all conditions set forth in the Arrangement Agreement being met or waived:

1.
the issuance of up to 325,810,000 common shares of Baytex (which includes common shares, if any, required to be issued to account for clerical and administrative matters, including the rounding of fractional shares pursuant to the Arrangement) required to be issued pursuant to the Arrangement (including without limitation, the common shares of Baytex issuable on the exercise or vesting and settlement of all Raging River options, Raging River restricted awards and Raging River performance awards which remain outstanding following the effective date of the Arrangement in accordance with the Arrangement Agreement) is hereby authorized and approved;

2.
notwithstanding that this resolution has been passed by the holders ("Baytex Shareholders") of common shares of Baytex, the board of directors of Baytex is hereby authorized and empowered, without further approval of the Baytex Shareholders, to not proceed with the Arrangement or otherwise give effect to these resolutions; and

3.
any one director or officer of Baytex is hereby authorized and directed for, on behalf of, and in the name of Baytex to execute or cause to be executed, under the seal of Baytex or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing."

B-1